
RECEIVED
JUN 3 0 2003
181
WASH. D.C.
SECTION

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


03025915

Form 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

Commission File Number 001-09526

Full title of plan and the address of the plan:

Savings Plan for Hourly-Rated Employees of
BHP Copper Inc.
1360 Post Oak Blvd., Suite 150
Houston, Texas 77056-3020

Name of the issuer of the held securities held pursuant of the plan and the address of its principal executive office:

BHP BILLITON LIMITED

BHP TOWER, BOURKE PLACE

600 Bourke Street

Melbourne, Victoria 3000

Australia

Table of Contents

All other supplemental schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

Independent Auditors' Report

The BHP Copper Retirement Advisory Committee of the
Savings Plan for Hourly-Rated Employees of BHP Copper Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Savings Plan for Hourly-Rated Employees of BHP Copper Inc. (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule G, part III – schedule of nonexempt transactions for the year ended December 31, 2002 and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2002 are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Houston, Texas
June 27, 2003

SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES OF BHP COPPER INC.

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

		2002	2001
Assets:			
Investments, at fair value	$	9,914,100	12,772,996
Employee contribution receivable		11,057	14,357
Employer contribution receivable		—	22,387
Due from affiliated plan		29,000	—
Net assets available for plan benefits	$	9,954,157	12,809,740

See accompanying notes to financial statements.

SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES OF BHP COPPER INC.

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2002

Net investment income (loss):		
Interest and dividends	$	419,448
Net depreciation in fair value of investments		(1,204,022)
		(784,574)
Contributions:		
Employee		318,741
Employer		175
Rollover		42,556
		361,472
Benefits paid		(2,408,981)
Plan expenses		(23,500)
Net decrease		(2,855,583)
Net assets available for plan benefits:		
Beginning of year		12,809,740
End of year	$	9,954,157

See accompanying notes to financial statements.

SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES OF BHP COPPER INC.

Statement of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

(1) Description of Plan

The following description of the Savings Plan for Hourly-Rated Employees of BHP Copper Inc. (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan provides retirement benefits for employees of BHP Copper Inc. (BHP or the Company) who are hourly employees subject to various collective bargaining agreements and who are employed at Pinto Valley Mining Division and San Manuel Mining Division. The Plan is a defined contribution plan with a 401(k) directed feature qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code). The Plan was established on January 1, 1987 and restated effective January 1, 1998. The Plan has been amended from time to time since its restatement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

On July 9, 1999, in conjunction with BHP Billiton Limited's (formerly The Broken Hill Proprietary Company Limited) decision that its North American Copper operations be put on care and maintenance, a partial plan termination was declared for participants who were terminated due to this event, resulting in immediate vesting upon termination of employment. The partial termination was effective August 1, 1999.

(b) Administration

BHP is the Plan's sponsor. Vanguard Fiduciary Trust Company (Vanguard) serves as trustee for the Plan, and Vanguard Group, Inc. serves as record keeper for the Plan. Certain duties on behalf of the Plan's sponsor are carried out by the BHP Copper Retirement Advisory Committee (the Copper RAC). The Copper RAC members are each appointed by the board of directors of the Company. Certain duties of the Copper RAC have been assigned to the BHP USA Retirement Advisory Committee.

(c) Contributions

Eligible employees may make contributions to the Plan on a pretax and/or after-tax basis through payroll withholding of any whole percentage up to 22% of their eligible earnings, subject to limitations set by the Internal Revenue Service (the IRS). Participants are permitted to change the rate of their contributions upon request.

The annual Company contribution for each eligible employee of the Company's Pinto Valley Mining Division is $400. The annual Company contribution for each eligible employee of the Company's San Manuel Mining Division is based on the age of the employee at November 1, 1991, or age at hire if hired after November 1, 1991, and ranges from $100 to $8,000 per employee. The total Company contributions to San Manuel Mining Division employees for all years employed are limited to $8,000. Employees must be employed on the last day of the Plan year to receive applicable Company contributions. For the year ending December 31, 2002, the Company utilized $19,600 of forfeitures to fund the required Company contribution.

(d) Investment Options

The Plan offers seven mutual funds, American Depository Receipts of BHP Billiton Limited (BHP ADRs), and a common/collective trust fund for investment of participant accounts.

(e) Participant Accounts

Under the Plan, each participant's account is credited with participant's contributions, Company contributions, and an allocation of investment income (loss), net of administrative expenses. Investment income (loss) allocations are allocated in proportion to the value of the participant's account.

(f) BHP ADRs Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of the BHP ADRs allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any shares for which instructions have not been given by the participant.

(g) Vesting

Participants are 100% vested in their employee contributions, rollover contributions, and earnings thereon. Participants vest in their Company matching contributions and earnings thereon as follows:

Months of continuous service	Vested percentage
0 to 35	0%
36 to 47	40%
48 to 59	60%
60 or more	100%

(h) Forfeitures

Forfeitures of terminated participants' nonvested Company contributions become available to reduce future Company contributions or pay Plan expenses at the earlier of the date on which the participant's vested account balance is distributed or the end of the month following the date 90 days after the participant's termination.

Upon reemployment of a former participant, any forfeitures of nonvested Company contributions must be restored if the period of absence is less than five years, and the initial distribution is repaid within two years of reemployment.

Forfeitures available at December 31, 2002 and 2001 to reduce future Company contributions and pay Plan expenses are $68,995 and $106,966, respectively.

(i) Withdrawals

Upon retirement or other termination of employment, the participant may receive the value of the vested interest in his or her account as a lump-sum distribution in cash. To the extent that their account balance was invested in BHP ADRs, a participant may request payment in the form of BHP ADRs. A participant may withdraw all or any portion of the balance in his or her after-tax account and/or rollover account. Once age 59-1/2 is attained, a participant may withdraw some or all of the vested amounts in his or her account. Participants may also make a hardship withdrawal from the vested portion of his or her account. A hardship withdrawal shall only be made in the event of a financial need constituting a hardship.

(j) Loans

Participants may borrow from the vested portions of their account balances a minimum of $1,000 to a maximum equal to the lesser of (a) $50,000 less the highest outstanding loan balance(s) in the last 12 months or (b) 50% of their vested account balances. No more than one loan is allowed per account at any given time. The loans bear interest at a rate equal to *The Wall Street Journal* prime rate plus 1%. Loans must be repaid within five years for general loans and 10 years for loans used to purchase a primary residence.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The trustee provides statements prepared on a cash basis of accounting. Adjustments have been made to convert the statements to an accrual basis for financial reporting purposes. Benefits are recorded when paid.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

(c) Investment Valuation and Gains (Losses) on Investments

Investments are reported at fair value. Mutual funds and BHP ADRs are valued based upon quoted market prices. The Vanguard Retirement Savings Trust (Retirement Savings Trust) is a common/collective trust fund that invests primarily in investment contracts issued by life insurance companies, banks, and other financial institutions. It is valued daily based upon the fair value of the underlying securities. For the year ended December 31, 2002, the average yield for the Retirement Savings Trust was 5.19%. Participant loans are valued at cost, which approximates fair value.

Interest is recorded as earned, and dividends are recorded on the ex-dividend date. Net depreciation in fair value of investments includes realized gains (losses) on investments sold during the year and unrealized appreciation (depreciation) of the investments held at the end of the year.

SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES OF

BHP COPPER INC.

Statement of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

(d) ***Investments***

The following table presents investments that represent 5% or more of the Plan's net assets as of December 31, 2002 and 2001:

		2002
Managers Special Equity Fund	$	494,821
Vanguard 500 Index Fund		819,579
Vanguard Balanced Index Fund		2,026,064
Vanguard Growth Index Fund		536,035
Vanguard Value Index Fund		583,771
Vanguard Retirement Savings Trust		4,230,751
American Depository Receipts of BHP Limited		569,174
		2001
Managers Special Equity Fund	$	835,203
Vanguard 500 Index Fund		1,277,086
Vanguard Balanced Index Fund		2,899,525
Vanguard Growth Index Fund		970,490
Vanguard Value Index Fund		920,851
Vanguard Retirement Savings Trust		4,520,767

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in fair value as follows:

Mutual funds	$	(1,267,094)
Common stock		63,072
	$	(1,204,022)

(e) ***Administrative Expenses***

Expenses related to the administration of the Plan may be paid by the Company or by the Plan. During 2002, $23,500 of audit fees were funded through forfeitures. The Company paid all other expenses, excluding loan fees, which are charged to participants.

(3) Risks and Uncertainties

The Plan provides for various investments in cash and cash equivalents, mutual funds, a common/collective trust fund, and BHP ADRs. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term.

(4) Federal Income Taxes

The Plan obtained its latest determination letter on September 13, 1999 in which the IRS stated that the Plan, as then designed, qualifies under Section 401(a) of the Code and that the trust created thereunder is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. Even so, the Copper RAC believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and that the Plan was qualified, and the related trust was tax-exempt as of December 31, 2002 and 2001.

(5) Plan Termination

Under the terms of the Plan, BHP has the right at any time to terminate the Plan. Upon termination of the Plan, the trustee will adjust the benefits of all participants in accordance with the regulations and rulings of the IRS. After all such adjustments have been made, all participants become fully vested in the resulting balances of their accounts. The trustee would then commence distribution as directed by the Copper RAC.

(6) Related-Party Transactions

Certain Plan investments are shares of mutual funds and money market funds managed and distributed by Vanguard, the trustee, and a party in interest with respect to the Plan. In addition, the Plan provides for investment in BHP ADRs and participant loans, which also qualify as party-in-interest transactions. These transactions are covered by exemptions from the "prohibited transaction" provisions of ERISA and the Code.

(7) Nonexempt Transactions

As reported on Schedule 1, certain Plan contributions were not remitted to the trust within the time frame specified by the Department of Labor's Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2002.

SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES OF BHP COPPER INC.

Schedule G, Part III – Schedule of Nonexempt Transactions

Year ended December 31, 2002

Identity of party involved	Relationship to plan, employer, or other party in interest	Description of transactions, including maturity date, rate of interest, collateral, and maturity value	Amount loaned	Interest incurred on loan	
BHP Copper Inc.	Plan Sponsor	Lending of monies from the plan to the employer (contributions not timely remitted to the Plan) as follows:			
		Deemed loan dated August 23, 2002 maturity May 25, 2003 with blended interest at 21% per annum	$ 4,680	350	(a)
		Deemed loan dated September 6, 2002 maturity May 25, 2003 with blended interest at 21% per annum	6,377	480	(a)
				$830	(b)

(a) Represents calculated interest from the date of the loan through December 31, 2002.

(b) Interest was credited to the affected participants' accounts subsequent to year end.

See accompanying independent auditors' report.

Schedule 2

SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES OF BHP COPPER INC.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issue/description of investment	Shares or face value		Current value
Cash and cash equivalents:			
Vanguard Prime Money Market Fund*	145	$	145
Mutual funds:			
American Century International Growth Fund	25,612		163,404
Managers Special Equity Fund	8,984		494,821
Vanguard 500 Index Fund*	10,100		819,579
Vanguard Balanced Index Fund*	129,461		2,026,064
Vanguard Growth Index Fund*	26,869		536,035
Vanguard Value Index Fund*	39,848		583,771
Vanguard Total Bond Market Index Fund*	31,388		325,807
Common stock:			
American Depository Receipts of BHP Billiton Limited*	49,493		569,174
Common/collective trust fund:			
Vanguard Retirement Savings Trust*	4,230,751		4,230,751
Participant Loans* (Interest rates ranging from 5.75% to 10.00%)	—		164,549
Total assets (held at end of year)		$	9,914,100

* Indicates a party in interest.

See accompanying independent auditors' report.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the BHP Copper Retirement Advisory Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: June 27, 2003

Savings Plan for Hourly-Rated Employees of BHP Copper Inc.

By: 

Howard Spiegel
BHP Copper Retirement Advisory Committee

INDEX TO EXHIBIT

Exhibit Number	Description
23.1	Independent Auditors' Consent

Exhibit 23.1

Independent Auditors' Consent

The BHP Copper Retirement Advisory Committee of the
Savings Plan for Hourly-Rated Employees of BHP Copper Inc.:

We consent to the incorporation by reference in the Registration Statement (No. 33-35424) on Form S-8 of BHP Billiton Limited of our report dated June 27, 2003 with respect to the statements of net assets available for plan benefits of the Savings Plan for Hourly-Rated Employees of BHP Copper Inc. as of December 31, 2002 and 2001, the statement of changes in net assets available for plan benefits for the year ended December 31, 2002, the supplemental schedule G, part III – schedule of nonexempt transactions for the year ended December 31, 2002 and the supplemental schedule H, line 4i – schedule of assets (held at the end of year) as of December 31, 2002, which report appears in the December 31, 2002 Annual Report on Form 11-K of the Savings Plan for Hourly-Rated Employees of BHP Copper Inc.

KPMG LLP

Houston, Texas
June 27, 2003